800 COMMERCE, INC.

Suite 500,407 East Fort Street,

Detroit, Michigan 48226

Tel: 248-262-6850

August 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-4631

ATTN: Mark P. Shuman

Branch Chief - Legal

Re:	800 Commerce, Inc.
Registration Statement on Form S-1/A File No. 333-184459

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, 800 Commerce, Inc., a Florida corporation (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1/A be accelerated to Friday, August 9, 2013, at 4:30 p.m., Eastern Time or as soon as practicable thereafter.

The Company acknowledges that:

—	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
—

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Harold H. Martin, Esq. at (704) 237-4508 or by facsimile at (704) 895-1528.

Thank you for your assistance and cooperation.

Sincerely,

800 COMMERCE, INC.

/s/ B. Michael Friedman

By: B. Michael Friedman
President

cc: Evan S. Jacobson, Attorney-Advisor Harold H. Martin, Esq.